Exhibit 10.1

April 18, 2017

Mr. Joseph Nauman

Dear Joe,

This letter agreement (the “Letter Agreement”) confirms our understanding of your role going forward with Acushnet Holdings Corp. (“Holdings”) and its subsidiaries (collectively, the “Company”) and the payments and benefits that may be payable to you when your service with the Company ends.

The terms of your continued service with the Company following the date hereof (the “Effective Date”) are summarized below:

1.    Employment Position; Term:  You and the Company mutually agree that your employment with the Company will end on December 31, 2017 (the “End Date”), or such earlier date pursuant to Section 8 (such actual period of employment, the “Employment Term”).  During the Employment Term, you shall continue to serve as the Company’s Executive Vice President, Chief Legal Officer and Administrative Officer (collectively, your “Title”) and, except as provided in this Letter Agreement, you will continue to receive and maintain the same salary, office, support staff and other benefits of employment as are currently in effect (the “Benefits”).  The Company may appoint a new General Counsel at any time during the Employment Term; provided that such appointment shall have no effect on your Title or Benefits.

During the Employment Term, you agree to render services to the Company on a full- time basis and to devote your full business time and energy to the performance of your duties and the business and affairs of the Company and any affiliate of the Company.

2.    Senior Advisor:  Subject to your continued employment with the Company through the End Date, on January 1, 2018 you shall become an independent contractor and serve as senior advisor to the Company (“Senior Advisor”).  To the extent your employment with the Company ends prior to the End Date, no services as Senior Advisor will be provided. Your period of service as Senior Advisor (if any) shall end on March 15, 2019 (the “Consulting End Date”), or such earlier date pursuant to Section 10 (such actual period of service, the “Consulting Term”).

As Senior Advisor, you will be expected to provide services to the Company, including IP enforcement support, assistance in maintaining regulatory relationships and such other services as mutually agreed between you and the Company from time to time (collectively, the “Mutually Agreed Upon Services”).  You agree to render the Mutually Agreed Upon Services as an independent contractor on an “as requested” basis and to devote sufficient business time and energy to the performance of the Mutually Agreed Upon Services as may be necessary to fulfill your obligations to the Company; provided that you and the Company acknowledge and agree that, in performing the Mutually Agreed Upon Services, you shall only take direction from the Company’s Chief Executive Officer (or the Chief Executive Officer’s designee), and that such Mutually Agreed Upon Services will represent no more than 15% of the average level of services that you performed for the Company during the 36 month period preceding the Consulting Term.  For the avoidance of doubt, you shall not be entitled to any compensation or benefits in respect of your service as Senior Advisor other than the Equity Treatment (as defined below).

3.    Corporate Secretary; Board Service: You and the Company acknowledge and agree that the Company (i) appointed a new Corporate Secretary to replace you in that role on or about March 24, 2017; and (ii) will immediately commence actions to replace you on the boards of directors and/or committees of the subsidiaries of Holdings, including, without limitation, Acushnet Company.  Notwithstanding the foregoing, the cessation of your employment for any reason, shall, with no further action by you or the Company, constitute your resignation, as of such date, from all positions as an officer, director, or representative of Holdings and any of its subsidiaries and affiliates.

4.    Base Compensation: During the Employment Term, you will receive monthly base salary compensation of $40,750 (the “Base Compensation”), which shall be pro-rated for any partial months.

5.    Bonus:  Except as provided in Section 9 below, no cash bonus or other incentive compensation will be payable with respect to calendar year 2017.

6.    Employee Benefits: During the Employment Term, you will be eligible to participate in the Company’s health and welfare plans and other employee benefit plans and programs, in effect from time to time, as determined by the Company.  For the avoidance of doubt, except as provided in Sections 9(ii)(d) and 9(iii)(f) below, you will not be eligible to participate in the Company’s employee benefit plans and programs during the Consulting Term.  In the event that the independent contractor arrangement during the Consulting Term is reclassified as an employment relationship by any governmental agency or court, you acknowledge and agree that you will not seek to participate in or benefit from any of the employee benefit plans or programs of the Company or its affiliates as a result of such reclassification.

7.    Equity Treatment:  Subject to (i) your continued service as Senior Advisor through each applicable vesting date or, prior to an applicable vesting date, the occurrence of a Qualifying Termination and (ii) satisfaction of the Conditions, the Company agrees to treat your outstanding equity awards as follows (the “Equity Treatment”):

(a)       With respect to your 26,226 Company restrictive stock units (the “RSUs”) that are eligible to vest on each of January 1, 2018 and January 1, 2019

(each, an “RSU Vesting Date”), the RSUs will vest on the applicable RSU Vesting Date and settle within 60 days following the applicable RSU Vesting Date. The RSUs shall remain subject to the terms and conditions of the applicable award agreement (as modified by this Letter Agreement).

(b)       With respect to your 78,678 Company performance stock units (the “PSUs”) that are eligible to vest on December 31, 2018 (the “PSU Vesting Date”), the PSUs will vest on December 31, 2018 (based on the performance metrics and adjustment schedule set forth in the applicable award agreement) and settle within two and a half months following the PSU Vesting Date.  The PSUs shall remain subject to the terms and conditions of the applicable award agreement (as modified by this Letter Agreement).

(c)        If a Change in Control (as defined in the Acushnet Holdings Corp. 2015 Omnibus Incentive Plan (the “Plan”)) occurs, the RSUs and PSUs, to the extent not then vested, shall fully vest and settle as of the date of such Change in Control (with the PSUs vesting at target).

(d)       For purposes of this Letter Agreement, a “Qualifying Termination” means (A) a termination of your employment on the End Date or pursuant to Section 8(iii) and (B) a termination of your services as Senior Advisor pursuant to Section 10(iii).

(e)       For purposes of this Letter Agreement, satisfaction of the “Conditions” means (1) your execution and non-revocation of general releases of claims in the form attached hereto as Exhibit A (the “Release”) (A) on the End Date or, if earlier, upon the termination of the Employment Term (such Release,  the  “First  Release”); and (B) on December 31, 2018 (such Release, the “Second Release”), each in accordance with Section 13 and (2) your continued material compliance with the Sections 17, 18 and 19 of this Agreement. If you refuse to execute (or revoke) the First Release or Second Release or if you are in material breach of Sections 17, 18 or 19 of this Agreement, the RSUs and PSUs shall be immediately forfeited.

8.    Cessation of Employment Prior to the End Date: Your employment with the Company is “at will.” The Employment Term shall end prior to the End Date under any of the following conditions:

(i)       Your death, or disability (as defined in the Plan);

(ii)       By the Company for Cause.  Upon receipt by you of a  Notice  of Termination (defined in Section 12(i)) from the Company that the Employment Term is being terminated for “Cause.”  For purposes of this Letter Agreement, and subject to Section 8(v), “Cause” shall mean only the   following:

(a) your willful neglect or refusal to perform your material duties; provided, however, that same shall not constitute cause unless you are first provided a detailed written notice of alleged Cause and an

opportunity to cure.   The written notice shall detail the material duties that the Company asserts you are neglecting or refusing to perform and shall include specific facts upon which the Company bases such assertion.  The cure period shall be thirty (30) days and the final Notice of Termination shall include a detailed explanation of the reasons why the Company determined that you failed to cure.

(b) your engagement in conduct in connection with your employment with the Company which results in or could reasonably be expected to result in, material harm to the business or reputation of the Company;

(c) your conviction of, or entry of a guilty or no contest plea to (1) the commission of a felony or (2) any other crime that results in, or could reasonably be expected to result in, material harm to the business or reputation of the Company;

(d) your material violation of (1) the material written policies of the Company; provided that such policies have been provided or made available to you, or (2) Sections 17, 18 or 19 of this Letter Agreement;

(e) your engagement in fraud or misappropriation, embezzlement or misuse of funds or property belonging to the Company or any of its subsidiaries; or

(f) act  of personal dishonesty that involves personal profit in connection with your employment  to the Company.

(iii)      By the Company without Cause.  Upon receipt by you of a Notice of Termination from the Company that the Employment Term is being terminated other than for Cause; or

(iv)       Your Voluntary Resignation.  Upon receipt by the Company of a Notice of Termination from you that you are resigning.

(v)       Cause Termination Procedure.  As a condition precedent to the Company issuing a Notice of Termination for Cause, the Company’s determination that Cause has occurred must be made in good faith and must only be made by, and if, both the Chief Executive Officer and Chief Human Resources Officer of Holdings agree that Cause exists.  While this process is required, it has no effect upon, nor does it in any way restrict, your legal right to file a lawsuit against the Company to challenge the Company’s Notice of Termination and, in such event, the Company shall have the burden of proving both that (1) it complied with the condition precedent set forth in this Section and that (2) Cause existed under Section 8(ii).

9.    Compensation Following the Employment Term:

(i)        If the Employment Term terminates pursuant to Section 8(i) (Death or Disability), (ii) (For Cause), or (iv) (Voluntary Resignation) of this Letter Agreement, you shall receive:

(a) Base Compensation accrued but unpaid through the Date of Termination;

(b) your accrued, unused vacation and sick leave through the Date of Termination; and

(c) your accrued and vested benefits under any tax-qualified employee benefit plan of the Company through the Date of Termination (the amounts in clauses (a) through (c), the “Accrued Obligations”).

(d) For the avoidance of doubt, all of RSUs and PSUs unvested as of the Date of Termination shall be immediately forfeited as of the Date of Termination.

(ii)       If your employment ends on the End Date, you shall receive:

(a) the Accrued Obligations;

(b) an amount equal to 18 months of Base Compensation, payable in equal installments over the 18-month period immediately following the End Date in accordance with the Company’s regular payroll practices;

(c) an amount equal to the greater of (x) your target annual bonus for2017 and (y) the annual bonus payable to you in respect of calendar year 2017 had you continued employment through the bonus payment date (based on performance metrics consistently applied to similarly situated  senior  executives), payable  in  accordance with  the Company’s regular payroll practices by no later than March 15, 2018;

(d) “Benefit Coverage” for a period of 18 months consistent with the Acushnet Executive Severance Plan; and

(e) the Equity Treatment.

Notwithstanding the foregoing, your entitlement to the payments and benefits set forth in Section 9(ii)(b-e) is conditioned upon your satisfaction of the Conditions.

(iii)      If your employment terminates prior to the End Date pursuant to Section 8(iii)(Without Cause) of this Letter Agreement, you shall receive:

(a) the Accrued Obligations;

(b) an amount equal to the Base Compensation that would have been paid from the Date of Termination through the End Date had your employment not been terminated, payable in a lump sum within 30 days of the Date of Termination;

(c) a cash amount equal to the value of the vacation and sick leave you would have accrued from the Date of Termination through the End Date had your employment not been terminated, payable in a lump sum within 30 days of the Date of Termination;

(d) an amount equal to 18 months of Base Compensation, payable in equal installments over the 18-month period immediately following the End Date in accordance with the Company’s regular payroll practices;

(e) an amount equal to the greater of (x) your target annual bonus for

(f) 2017 and (y) the annual bonus payable to you in respect of calendar year 2017 had you continued employment through the bonus payment date (based on performance metrics consistently applied to similarly situated  senior  executives), payable  in  accordance with  the Company’s regular payroll practices by no later than March 15, 2018.

(g) “Benefit Coverage” for a period of 18 months consistent with the

(h) Acushnet Executive Severance Plan; and

(i)  the Equity Treatment.

Notwithstanding the foregoing, your entitlement to the payments and benefits set forth in Section 9(iii)(b-g) is conditioned upon your satisfaction of the Conditions.

10.  Cessation of the Consulting Services Prior to the Consulting End Date: If  your employment ends on the End Date, the Consulting Term shall commence on January 1, 2018 and shall end on the Consulting End Date; provided, however, that the Consulting Term shall end earlier under any of the following conditions:

(i)    Your death;

(ii)       Upon receipt by you of a Notice of Termination from the Company that the  Consulting Term is being terminated due to:  (1)  your material violation of Sections 17, 18 or 19 of this Letter Agreement; or (2) your willful refusal to perform the Mutually Agreed Upon Services (as defined in Section 2); provided, however, that your willful refusal to perform the Mutually Agreed Upon Services shall not constitute cause unless you are first provided a detailed written notice of alleged cause and an  opportunity to cure.  The written notice shall detail the Mutually Agreed Upon Services you are being accused of refusing to perform and shall include specific facts upon which the Company bases such assertion.  The cure period shall be thirty (30) days and the final Notice of Termination shall include a detailed explanation of the reasons why the Company determined that you failed to cure.

(iii)      Upon receipt by you of a Notice of Termination from the Company that the Consulting Term is being terminated other than the reasons set forth in Section 10(ii) above; or

(iv)      Upon receipt by the Company of a Notice of Termination from you that you are terminating the Consulting Term.

11.  Compensation Following the  Consulting Term: You shall not be entitled to any compensation or benefits at the end of the Consulting Term;  provided, that if the Company terminates the Consulting Term pursuant to Section 10(iii), you shall remain entitled to the Equity Treatment, subject to satisfaction of the Conditions. If the Consulting Term ends for any reason other than pursuant to Section 10(iii), all of your then-unvested RSUs and PSUs shall be immediately forfeited. For the avoidance of doubt, the termination of the Consulting Term shall not affect your entitlement to the payments pursuant to Section 9, if any.

12.  Notice of Termination:

(i)        Any  termination  (other  than  by  expiration  of  the  relevant  period)  of  the Employment Term or Consulting Term by you or the Company shall be communicated by Notice of Termination to the other party hereto given in accordance with Section 22.  For purposes of this Agreement, a “Notice of Termination” means a written notice which (a) indicates the specific termination provision in this Agreement relied upon, (b) to the extent applicable, sets forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment or services under the provision so indicated, and (c) specifies the Date of Termination.

(ii)       “Date of Termination” means the date set forth in the Notice of Termination, provided, however, that in the event of termination  pursuant to Sections 8(iii) or (iv) or 10(iii) or (iv), the terminating party shall provide 30 days’ notice; provided, further, that in connection with a termination pursuant to Section 8(iv) or 10(iv), the Company may, in its sole discretion, waive any notice period and designate an earlier Date of Termination.

13.  Execution of Release: You have through the twenty-first (21st) day following (x) the End Date or, if earlier, the termination of the Employment Term, to review and consider the First Release and (y) December 31, 2018 to review and consider the Second Release (each such  twenty-one day period, a  “Review Period”).  The  Releases may not be executed prior to the End Date, December 31, 2018 or the Date of Termination, as applicable. The applicable Release will not become effective or enforceable for a period of seven (7) calendar days following the date of its execution (each such seven day period, a “Revocation Period”), during which time you may revoke the Release by notifying Dennis Doherty, Executive Vice President, Chief Human Resources Officer, in writing.  To be effective, such revocation must be received by the Company no later than 5:00 p.m. on the seventh (7th) calendar day following its execution.  In the event of your failure to execute and deliver the Release prior to the expiration of the applicable Review Period, or your revocation of the Release during the applicable Revocation Period, the Company will have no obligation to make the payments or provide the benefits set forth in Section 9(ii) (other than the Accrued Obligations) or provide the Equity Treatment.

14.  Expenses: In addition to the compensation provided herein, the Company will reimburse you for reasonable business related expenses incurred in good faith in the performance of your duties for the Company. Such payments shall be made by the Company in accordance with its normal policies for senior executives of  the Company and independent contractors of the Company.

16.  Independent Contractor Status.  It is the intention of the parties to establish, immediately upon commencement of the Consulting Term (if any), an independent contractor relationship and not an employer-employee relationship, partnership, or joint venture. Following the End Date, you shall not be deemed employed by the Company for any purpose.  Unless otherwise specifically agreed upon in writing, following the End Date you shall not have any authority to act as the Company’s agent for any purposes, or to otherwise incur any liability or obligation in the name or on behalf of the Company.

17.  Confidentiality: You agree, during the Employment Term and thereafter, to hold in strictest confidence, and not to use or to disclose to any individual or entity, without the prior written authorization of the Company, any Confidential Information. “Confidential Information” means any of the Company’s confidential or proprietary information, technical data, trade secrets or know-how, including, but not limited to, research, product plans, products, services, forecasts, customer lists, investor lists, business opportunities, markets, software, developments, inventions, processes, formulas, technology, designs, drawings, engineering, hardware configuration information, marketing, finances, or other confidential Company information. Confidential Information may be in any medium or form, including without limitation, physical documents, computer files or discs, videotapes, audiotapes or oral communications. Notwithstanding the foregoing, you may disclose Confidential Information to the extent such disclosure is required by law or regulation or by any court, regulatory authority or self-regulatory organization having jurisdiction over you; provided, that prior to making any disclosure required by law, regulation, court, regulatory authority or self-regulatory organization, you will notify the Company of such disclosure. The term Confidential Information shall not include information which (i) is in the public domain other than as a result of a disclosure you or your representatives or (ii) is lawfully disclosed to you by a third-party without restriction on disclosure.

Nothing in this Letter Agreement, including but not limited to the Release, Section 17 and Section 19, shall prohibit or impede you from communicating, cooperating or filing a complaint with any U.S. federal, state or local governmental or law enforcement branch, agency or entity (collectively, a “Governmental Entity”) with respect to possible violations of any U.S. federal, state or local law or regulation, or otherwise making disclosures to any Governmental Entity, in each case, that are protected under the whistleblower provisions of any such law or regulation, provided that in each case such communications and disclosures are consistent with applicable law. You understand and acknowledge that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that is made (i) in confidence to a federal, state, or local government official or to an attorney solely for the purpose of reporting or investigating a suspected violation of law, or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. You understand and acknowledge further that an individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order. For purposes of this Agreement and attached Release, each of the foregoing communications or disclosures is a “Protected Disclosure.” You do not need to give prior notice to (or get authorization from) the Company regarding any Protected Disclosure. Except as otherwise provided in this paragraph or under applicable law, notwithstanding the foregoing, under no circumstance will you be authorized to disclose any information covered by attorney-client privilege or attorney work product of any member of the Company, or the Company’s trade secrets, without prior written consent of the Company’s Chief Executive Officer or other officer designated by the Company.

18.  Non-Competition and Non-Solicitation:

(i)        From  the  Effective  Date  through  March  15,  2019  (the  “Restricted Period”), you shall not, directly or indirectly engage in or become competitively employed or retained by, or render any competing services for, or be financially interested in, any firm or corporation engaged in any business which is directly competitive with any significant business in which the Company or any of its affiliates was engaged in during the two year period prior to the Date of Termination, including but not limited to any significant business in which, during such two-year period, you were involved in the Company’s or any affiliate’s planning to enter such business; provided, that such restrictions shall not apply to (a) your purchase of stock not to exceed 5% of the outstanding shares of capital stock or any corporation whose securities are listed on any national securities exchange or (b) your employment by a non-competitive subsidiary or non-competitive affiliated entity of a competitor of the Company or any affiliate upon written consent of the Company, which consent shall not be unreasonably withheld.   In the event of a material breach of this Section 18(i) following the Date of Termination, the RSUs and PSUs shall be immediately forfeited, and such forfeiture shall be the Company’s sole remedy.

(ii)       During the Restricted Period, you will not, directly or indirectly, (a) solicit business or cause others to solicit business that competes with the

Company’s or any affiliate’s line of products from any entities which have been customers of the Company prior to the Date of Termination or which were targeted as potential customers prior to the Date of Termination, (b) induce or attempt to induce any customer, supplier, licensee or other business relation of the Company to cease doing business with the Company, or in any way interfere with the relationship between any such customer, supplier, licensee or business relation and the Company or (c) induce or attempt to induce any employee of the Company to leave the employ of the Company, or in any way interfere with the relationship between the Company and any employee thereof.

19.  Non-Disparagement: During the Employment Term and through March 15, 2020, you agree that you will make no disparaging or defamatory  comments in any respect regarding the Company, its products or services , or its directors and officers. Similarly, the directors and officers of Company will not make disparaging or defamatory comments in any respect about you. For purposes of this Letter Agreement, a disparaging or defamatory comment is any communication which, if publicized, would cause or tend to cause the recipient of the communication to question the business condition, integrity, competence, good character or product quality of the person or entity to whom the communication relates.

20.  Remedies:  If you materially breach Section 17, 18 or 19 of this Letter Agreement, the Company shall have the right to cease all payments to you under Section 9 (ii) or (iii) and the RSUs and PSUs shall be immediately forfeited, and, except as expressly set forth in Section 18(i) of this Letter Agreement, the Company shall have any other rights and remedies available to the Company under law or in equity and damages available, including to specific performance thereof and to temporary and permanent injunctive relief (without the necessity of posting a bond) to restrain the violation of such obligations.

21.  Tax Withholding: During the Employment Term, the Company shall be entitled to withhold from the payment of any compensation and provision of any benefit under this Letter Agreement such amounts as may be required by applicable law, including without limitation for purposes of the payment of payroll and income taxes.

22.  Notices: Any notice, demand or other communication required or permitted under this Letter Agreement shall be effective only if it is in writing and delivered personally or sent by registered or certified mail, return receipt requested, addressed as follows:

If to the Company:

Acushnet Company

333 Bridge Street

Fairhaven, MA 02719

Attention: Chief Human Resources Officer

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Andrew Blau

If to Joseph Nauman:

At the address most recently on file with the Company.

23.  Section 409A: To the maximum extent permitted by applicable law, amounts payable to you  pursuant to  this  Letter Agreement shall  be made in reliance upon  Treas. Reg. Section 1.409A-1(b)(9) (Separation Pay  Plans) or Treas. Reg. Section 1.409A-1(b)(4) (Short-Term Deferrals) and, to the extent such exemptions are not available, payments or benefits provider pursuant to this Letter Agreement are intended to comply with Section 409A of the Code.  This Letter Agreement is intended to be written, administered, interpreted and construed in a manner such that no payment or benefits provided under the Agreement become subject to (a) the gross income inclusion set forth within Code Section 409A(a)(1)(A) or (b) the interest and additional tax set forth within Code Section 409A(a)(1)(B) (together, referred to herein as the  “Section 409A Penalties”), including, where appropriate, the construction of defined terms to have meanings that  would not cause the imposition of Section 409A Penalties.  Notwithstanding the foregoing, in no event shall the Company be required to provide a tax gross-up payment to you or otherwise reimburse Executive with respect to Section 409A Penalties.  For purposes of Section 409A of the Code (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)),  each payment that you may be eligible to receive under this Letter Agreement shall be treated as a separate and distinct payment. If you are a “specified employee” (as determined in accordance with Section 409A(a)(2)(B)(i) of the Code and Treasury Regulation Section 1.409A-1(i)) at the completion of the Employment Term, any payments that constitute nonqualified deferred compensation shall be delayed to the extent necessary to avoid a prohibited distribution under Section 409A(2)(B)(i) of the Code, and such amount shall be distributed to you on the earlier of (1) the expiration of the six-month period measured from the Date of Termination, (2) the date of your death, or (3) such earlier date as is permitted under Section 409A and the Treasury Regulations thereunder.  Notwithstanding anything to the contrary in this Letter Agreement, in-kind benefits and reimbursements provided under this Letter Agreement during any of your tax years shall not affect in-kind benefits or reimbursements to be provided in any other of your tax years and are not subject to liquidation or exchange for another benefit. Notwithstanding anything to the contrary in this Letter Agreement, reimbursement requests must be timely submitted by you and, if timely submitted, reimbursement payments shall be made to you as soon as administratively practicable following such submission, but in no event later than the last day of your taxable year following the taxable year in which the expense was incurred.  In no event shall you be entitled to any reimbursement payments after the last day  of  your  taxable  year  following  the  taxable  year  in  which  the  expense  was incurred. This section shall only apply to in-kind benefits and reimbursements that would result in taxable compensation income to you.

24.  Amendment; Waiver:  No provision of this Letter Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Company and you or, in the case of a waiver, by the party against whom enforcement of any such waiver is sought.  No waiver of any breach with respect to any provision, condition or requirement of this Letter Agreement shall be deemed to be a continuing waiver in the future or a waiver of any subsequent breach or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

25.  Severability:  If any provision of this Letter Agreement is held to be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Letter Agreement shall not in any way be affected or impaired thereby and the parties will attempt to agree upon a valid and enforceable provision that is a reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Letter Agreement.

26.  Entire Agreement:    This Letter Agreement contains the entire understanding and agreement of the parties, and supersedes any and all other prior and/or contemporaneous understandings and agreements, either oral or in writing, between the parties hereto with respect to the subject matter hereof, all of which are merged herein. You acknowledge and agree that this Letter Agreement supersedes your entitlement to any payments or benefits under the Acushnet Executive Severance Plan.

27.  Other Conditions:    This Letter Agreement shall be interpreted and governed in accordance with the laws of the Commonwealth of Massachusetts without reference to rules relating to conflicts of law.  All claims and disputes concerning this Letter Agreement must be filed and adjudicated in state or federal courts located in the Commonwealth of Massachusetts, and such courts shall be the sole and exclusive venue for the adjudication of all disputes and claims.  This Letter Agreement may be executed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

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Please acknowledge your agreement to the terms and conditions of this Letter Agreement, which will govern your continued service with the Company, by signing and dating this letter on the space provided below and hand delivering or emailing a PDF back to me at Dennis_Doherty@AcushnetGolf.com at your earliest convenience.

Sincerely,

/s/ Dennis Doherty

Dennis Doherty
Executive Vice President, Chief Human Resources Officer

ACCEPTED AND AGREED:

/s/ Joseph Nauman
Joseph Nauman

Date:	April 20, 2017

EXHIBIT A RELEASE

OF CLAIMS

As used in this agreement (the “Release of Claims”), the term “claims” will include all claims, covenants, warranties, promises, undertakings, actions, suits, causes of action, obligations, debts, accounts, attorneys’ fees, judgments, losses and liabilities, of whatsoever kind or nature, in law, equity or otherwise. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Letter Agreement, delivered to me April 18, 2017, and to which this Release of Claims is attached as an Exhibit (the “Separation Agreement”).

For and in consideration of the consideration provided in Sections 7 and 9 of the Separation Agreement (collectively, the “Consideration”) and other good and valuable consideration, I, for and on behalf of myself and my heirs, administrators, executors and assigns, effective the date hereof, do fully and forever release, remise and discharge the Acushnet Holdings Corp. (the “Company”) and its subsidiaries and affiliates (the “Company Group”), together with their respective current and former officers, directors, partners, members, shareholders, fiduciaries, counsel, employees and agents (collectively, and with the Company Group, the “Company Parties”) from any and all claims whatsoever up to the date hereof which I had, may have had, or now have against the Company Parties, for or by reason of any matter, cause or thing whatsoever, including any claim arising out of or attributable to my service or the termination of my service with the Company or otherwise, whether for (by way of example only) tort, breach of express or implied employment contract, intentional infliction of emotional distress, wrongful termination, unjust dismissal, defamation, libel or slander, or under any federal, state or local law, rule or regulation, or the common law, dealing with employment, including, but not limited to, discrimination in employment based on age, race, sex, national origin, handicap, religion, disability or sexual orientation. This release of claims includes, but is not limited to, all claims arising under the Age Discrimination in Employment Act (“ADEA”), Title VII of the Civil Rights Act, the Americans with Disabilities Act, the Civil Rights Act of 1991, the Family Medical Leave Act, and the Equal Pay Act, each as may be amended from time to time, and all other federal, state and local laws, the common law and any other purported restriction on an employer’s right to terminate the employment of employees. I intend the release contained herein to be a general release of any and all claims to the fullest extent permissible by law.

By executing this Release of Claims, I specifically release all claims relating to my service and its termination under ADEA, a United States federal statute that, among other things, prohibits discrimination on the basis of age in employment and employee benefit plans.

I acknowledge and agree that by virtue of the foregoing, I have waived any relief available to me (including without limitation, monetary damages, equitable relief and reinstatement) under any of the claims and/or causes of action waived in this Release of Claims. Therefore I agree that I will not accept any award or settlement from the Company (including but not limited to any proceeding brought by any other person or by any government agency) with respect to any claim or right waived in this Release of Claims.

Notwithstanding the foregoing, nothing in this Release of Claims shall be a waiver of: (i) my rights with respect to the Consideration, (ii) my rights to benefits due to terminated employees under any qualified pension plan of the Company, (iii) my right to make Protected Disclosures, as defined in Section 17 of the Separation Agreement, or to collect a whistleblower award from any Governmental Entity arising from or in connection with any Protected Disclosure; (iii) my right to any beneficial adjustment to my equity awards as a result of the Company doing so with respect to all other similarly situated employees in accordance with the terms of the 2015 Omnibus Incentive Plan and the applicable award agreements; (iv) any claims that cannot be waived by law including, without limitation, any claims filed with the Equal Employment Opportunity Commission, the U.S. Department of Labor, or claims under the ADEA that arise after the date of this Release of Claims.

I expressly acknowledge and agree that I:

•	Am able to read the language, and understand the meaning and effect, of this Release of Claims;
•

Have no physical or mental impairment of any kind that has interfered with my ability to read and understand the meaning of this Release of Claims or its terms, and that I am not acting under the influence of any medication, drug or chemical of any type in entering into this Release of Claims;

•

Am specifically agreeing to the terms of the release contained in this Release of Claims because the Company has agreed to pay me the Consideration, which the Company has agreed to provide because of my agreement to accept it in full settlement of all possible claims I might have or ever had, and because of my execution of this Release of Claims;

•	Acknowledge that but for my execution of this Release of Claims, I would not be entitled to the defined Consideration;
•	Understand that, by entering into this Release of Claims, I do not waive rights or claims under ADEA that may arise after the date I execute this Release of Claims;
•

Had or could have until January 22, 2018 (the “Review Period”), in which to review and consider this Release of Claims, and that if I execute this Release of Claims prior to the expiration of the Review Period, I have voluntarily and knowingly waived the remainder of the Review Period;

•	Was advised to consult with my attorney regarding the terms and effect of this Release of Claims; and
•	Have signed this Release of Claims knowingly and voluntarily.

Notwithstanding anything contained herein to the contrary, this Release of Claims will not become effective or enforceable prior to the expiration of the period of seven (7) calendar days following the date of its execution by me (the “Revocation Period”), during which time I may revoke my acceptance of this Release of Claims by notifying the Company, in writing, delivered to the Company at its principal executive office, marked for the attention of its Chief Human Resources Officer, Dennis Doherty. To be effective, such revocation must be received by the Company on or prior to the seventh (7th) calendar day following the execution of this Release of Claims. Provided that the Release of Claims is executed and I do not revoke it during the Revocation Period, the eighth (8th) day following the date on which this Release of Claims is executed shall be its effective date (the “Release Effective Date”). I acknowledge and agree that if I revoke this Release of Claims during the Revocation Period, this Release of Claims will be null and void and of no effect, and neither the Company nor any other member of the Company Group will have any obligations to pay me the Consideration.

The provisions of this Release of Claims shall be binding upon my heirs, executors, administrators, legal personal representatives, and assigns. If any provision of this Release of Claims shall be held by any court of competent jurisdiction to be illegal, void, or unenforceable, such provision shall be of no force or effect. The illegality or unenforceability of such provision, however, shall have no effect upon and shall not impair the enforceability of any other provision of this Release of Claims.

EXCEPT WHERE PREEMPTED BY FEDERAL LAW, THIS RELEASE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH FEDERAL LAW AND THE LAWS OF THE COMMONWEALTH OF MASSACHUSETTS, APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED IN THAT STATE WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAWS. ALL DISPUTES AND CLAIMS REGARDING THIS RELEASE SHALL ONLY BE FILED AND ADJUDICATED IN STATE OR FEDERAL COURTS LOCATED IN THE COMMONWEALTH OF MASSACHUSETTS, AND SUCH COURTS SHALL BE THE SOLE AND EXCLUSIVE VENUE FOR THE ADJUDICATION OF ALL DISPUTES AND CLAIMS.

I HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN CONNECTION WITH ANY SUIT, ACTION, OR PROCEEDING UNDER OR IN CONNECTION WITH THIS RELEASE.

Joseph Nauman

Dated: